April 29, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sebastian Gomez Abero

 Suzanne Hayes

 Jeffrey P. Riedler, Assistant Director

Re:	Gilead Sciences, Inc.

Comment Letter Dated April 1, 2008

Form 10-K for the Year Ended December 31, 2007

File No. 000-19731

Ladies and Gentlemen:

This letter sets forth the responses of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) dated April 1, 2008 (the “Comment Letter”) with respect to our Form 10-K for the year ended December 31, 2007 (“2007 Form 10-K”). For your convenience, we have duplicated the comments set forth in the Comment Letter below in italics and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Year Ended December 31, 2007

Item 1.    Business

Commercial Collaborations, page 8

1.	Please include the following information in the discussions of your commercial collaborations:

•	the aggregate payments to date;

•	the aggregate potential milestone payments; and

•	the expiration and termination provisions.

Gilead response: In response to the Staff’s comment, we propose to revise our disclosures for material commercial collaborations to be included in our Form 10-K for the year ending December 31, 2008 (“2008 Form 10-K”) to include the information requested by the Staff, except to the extent confidential treatment with respect to such information has been previously granted by the Staff. We have included in this letter (under the heading “Proposed Disclosure” below) revisions (marked by underlining) to our commercial collaborations disclosures contained in our 2007 Form 10-K. As you will

Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA phone 650 574 3000 facsimile 650 578 9264	www.gilead.com

note from our proposed disclosure, we plan to reduce the number of commercial collaborations to be included in this part of the Business section of our 2008 Form 10-K to only those collaborations that are material to us from a financial statement perspective and where significant ongoing collaboration activity exists. A summary of the other commercial collaborations which we have historically included, primarily for informational purposes, will be omitted from the 2008 Form 10-K.

Proposed Disclosure:

With respect to Comment 1, we propose to make the following disclosure changes to our material commercial collaborations beginning with our 2008 Form 10-K.

Form 10-K for the Year Ended December 31, 2007

Item 1.	Business

Collaborative Relationships

As part of our business strategy, we establish collaborations with other companies, universities and medical research institutions to assist in the clinical development and/or commercialization of certain of our products and product candidates and to provide support for our research programs. We also evaluate opportunities for acquiring products or rights to products and technologies that are complementary to our business from other companies, universities and medical research institutions. More information regarding certain of these relationships, including their ongoing financial and accounting impact on our business can be found in Item 8, Note 10 to our Consolidated Financial Statements on pages 105 through 111 included in this Annual Report on Form 10-K.

Commercial Collaborations

Although we currently have a number of collaborations with corporate partners that govern the manufacture, sale, distribution and/or marketing of our products in various territories worldwide, the following commercial collaborations are those that are most significant to us from a financial statement perspective and where significant ongoing collaboration activity exists.

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F. Hoffmann-La Roche Ltd (together with Hoffmann-La Roche Inc., Roche). In September 1996, we entered into a development and license agreement with Roche to develop and commercialize therapies to treat and prevent viral influenza. Tamiflu, an antiviral oral formulation for the treatment and prevention of influenza, was co-developed by us and Roche. Under the original agreement, Roche had the exclusive right and obligation to manufacture and sell Tamiflu worldwide, subject to its obligation to pay us a percentage of the net sales that Roche generated from Tamiflu sales. Under the agreement, we received an up-front payment and were entitled to receive milestone paymentsƒ upon the achievement of certain development and regulatory objectivesƒ. Through December 31, 2007, we have received all such milestone payments. In November 2005, we entered into a first amendment and supplement to the original agreement with Roche. The amendment eliminated cost of goods adjustments from the

ƒ	Note: The specific facts of matters addressed in this sentence have been granted confidential treatment by the Commission.

royalty calculation, retroactive to calendar year 2004 and for all future calculations. The amendment also provided for the formation of a joint manufacturing committee to review Roche’s existing manufacturing capacity for Tamiflu and global plans for manufacturing Tamiflu, a U.S. commercial committee to evaluate commercial plans and strategies for Tamiflu in the United States and a joint supervisory committee to evaluate Roche’s overall commercial plans for Tamiflu on a global basis. Each of the committees consists of representatives from both Roche and us. Under the amendment, we have the option to provide a specialized sales force to supplement Roche’s U.S. marketing efforts for Tamiflu, which we have not exercised to date. The agreement and Roche’s obligation to pay royalties to us will terminate on a country-by-country basis as patents providing exclusivity for Tamiflu in such countries expire. Roche may terminate the agreement for any reason in which case all rights to Tamiflu would revert to us. Either party may terminate in response to a material breach by the other party.

•

GlaxoSmithKline Inc. (GSK). In March 2006, we exclusively sublicensed to GSK rights to ambrisentan (the active pharmaceutical ingredient in Letairis) for certain hypertensive conditions in territories outside of the United States. Under the license agreement, we received an up-front payment of $20.0 million and, subject to the achievement of specific milestones, we are eligible to receive total additional milestone payments of $80.0 million. Through December 31, 2007, we have received $16.3 million of such potential milestone payments. In addition, we will receive royalties based on net sales of Letairis in the GSK territories. GSK has an option to negotiate from us an exclusive sublicense for additional therapeutic uses for Letairis in the GSK territories during the term of the license agreement. Under the agreement, we will continue to conduct and bear the expense of all clinical development activities that we believe are required to obtain and maintain regulatory approvals for Letairis in the United States, Canada and the European Economic Area, and each party may conduct additional development activities in its territories at its own expense. The parties may agree to jointly develop Letairis for new indications in the licensed field, and each party will pay its share of external costs associated with such joint development. ~~In March 2007, we received a milestone payment from GSK for the validation by the European Medicines Agency of the marketing authorization application for Letairis for the treatment of PAH.~~ The agreement and GSK’s obligation to pay royalties to us will terminate on a country-by-country basis on the earlier of the date on which generic equivalents sold in a country achieve a certain percentageƒ of total prescriptions for the product plus its generic equivalents or the expiration of a set commercialization period.ƒ GSK may terminate the agreement for any reason. In addition, we may terminate the agreement (except as to Japan) or as to every country in the European Economic Area if GSK fails to launch the product in a certain minimum numberƒ of European countries within a certain periodƒ after receiving regulatory approval and satisfactory pricing and reimbursement approval. Upon such termination events, all rights to the product would revert to us. Either party may terminate in response to a material breach by the other party.

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Bristol-Myers Squibb Company (BMS). In December 2004, we entered into a collaboration with BMS to develop and commercialize the single tablet regimen of our Truvada and BMS’s Sustiva in the United States. This combination was approved for use in the United States in July 2006 and is sold under the name Atripla. We and BMS structured this collaboration as a joint venture by forming a limited liability company

ƒ	Note: The specific facts of matters addressed in this sentence have been granted confidential treatment by the Commission.

called Bristol-Myers Squibb & Gilead Sciences, LLC. Under the terms of the collaboration, we and BMS granted royalty-free sublicenses to the joint venture for the use of our respective company-owned technologies and, in return, were granted a license by the joint venture to use any intellectual property that results from the collaboration. The economic interests of the joint venture held by us and BMS (including share of revenues and out-of-pocket expenses) are based on the portion of the net selling price of Atripla attributable to Truvada (emtricitabine and tenofovir disoproxil fumarate) and Sustiva (efavirenz), respectively. Since the net selling price for Truvada may change over time relative to the net selling price of Sustiva, both our and BMS’s respective economic interests in the joint venture may vary annually. We and BMS share marketing and sales efforts, with both parties providing equivalent sales force efforts for a minimum number of years. The daily operations of the joint venture are governed by four primary joint committees formed by both BMS and us. We are responsible for accounting, financial reporting, tax reporting and product distribution for the joint venture. In September 2006, we and BMS amended the joint venture’s collaboration agreement to allow the joint venture to sell Atripla into Canada. Either party may terminate the other party’s participation in the collaboration within 30 days after the launchƒ of at least one generic version of all of such other party’s single agent products (or the double agent products). The non-terminated party then has the right to continue to sell Atripla and a short-termƒ obligation to pay royalties to the terminated party.

In December 2007, we entered into a collaboration with BMS which sets forth the terms and conditions under which we and BMS will commercialize Atripla in the European Union, Norway, Iceland, Switzerland and Liechtenstein. Either we, BMS or a third-party distributor will act as the selling party in these countries and be responsible for, among other things, receiving and processing customer orders, warehousing product, collecting sales and handling returns. Manufacturing of Atripla will be coordinated by us, and we will be primarily responsible for distribution logistics. In general, the parties will share revenues and out-of-pocket expenses in proportion to the net selling prices of Truvada (emtricitabine and tenofovir disoproxil fumarate), with respect to us, and efavirenz, with respect to BMS. The agreement will terminate upon the expiration of the last to expire patent which affords market exclusivity to Atripla or one of its components in the European countries covered by the agreement. Prior to such time, either party may terminate the agreement for any reason, with such termination to be effective upon a date established in the agreementƒ. In the event that the non-terminating party decides not to sell Atripla on its own, the effective date of the termination will be the date Atripla is withdrawn in each country or the date on which a third party assumes distribution of Atripla, whichever is earlier.

Research Collaborations, page 12

2.	Please include the following information in the discussions of your research collaborations:

•	the aggregate amounts paid to date;

•	the aggregate potential future payments, including potential milestone payments;

•	each party’s rights and obligations; and

•	expiration and termination provisions.

ƒ	Note: The specific facts of matters addressed in this sentence have been granted confidential treatment by the Commission.

Gilead response: In response to the Staff’s comment, we propose to revise our disclosures for material research collaborations to be included in our 2008 Form 10-K to include the information requested by the Staff, except to the extent confidential treatment with respect to such information has been previously granted by the Staff. We have included in this letter (under the heading “Proposed Disclosure” below) revisions (marked by underlining) to our research collaborations disclosures contained in our 2007 Form 10-K. As you will note from our proposed disclosure, we plan to reduce the number of research collaborations to be included in this part of the Business section of our 2008 Form 10-K to only those collaborations that are material to us from a financial statement perspective and where significant ongoing collaboration activity exists. A summary of the other research collaborations which we have historically included, primarily for informational purposes, will be omitted from the 2008 Form 10-K.

Proposed Disclosure:

With respect to Comment 2, we propose to make the following disclosure changes to our material research collaborations beginning with our 2008 Form 10-K.

Form 10-K for the Year Ended December 31, 2007

Item 1.    Business

Collaborative Relationships

Research Collaborations

We currently have a number of collaborations with corporate partners that govern our research and development of certain compounds and drug candidates. The following research collaborations are those that are most significant to us from a financial statement perspective and where significant ongoing collaboration activity exists.

•

Abbott. In June 2003, we entered into an exclusive worldwide license agreement with Abbott to develop and commercialize darusentan for all conditions except oncology and made initial license payments totaling $5.0 million in 2003. Under the terms of the agreement, Abbott has the right of first negotiation to participate with us in the co-promotion of the product and has a right of first negotiation to become our exclusive development and commercialization partner in Japan. In addition, we are obligated to make future milestone payments upon the achievement of certain regulatory approvalsƒ, as well as pay royalties based on net sales if we successfully commercialize the drug for any indication. We are obligated to use commercially reasonable efforts to develop and commercialize the product in certain countriesƒ. If we do not commercialize darusentan in certain countries, Abbott may market the product on its own in the affected markets and pay us a royalty on its sales. Darusentan is currently being studied in Phase 3 clinical trials for the treatment of patients with resistant hypertension. Through December 31, 2007, we have not made any milestone payments. Our obligation to pay royalties will terminate on a country-by-country basis as patents providing exclusivity for the product in such countries expire. We may terminate the agreement in certain circumstances, including if we determine the product would not have a reasonable likelihood of commercial success, in which case all rights and responsibilities for the product would revert to Abbott. Either party may terminate in response to a material breach by the other party.

ƒ	Note: The specific facts of matters addressed in this sentence have been granted confidential treatment by the Commission.

•

Japan Tobacco. In March 2005, we entered into a licensing agreement with Japan Tobacco, under which Japan Tobacco granted us exclusive rights to develop and commercialize elvitegravir, a novel HIV integrase inhibitor (also known as GS 9137), in all countries of the world, excluding Japan, where Japan Tobacco would retain such rights. Under the agreement, Gilead is responsible for seeking regulatory approval in its territories and is required to use diligent efforts to commercialize a product for the treatment of HIV. Gilead will bear all costs and expenses associated with such commercialization efforts. Under the terms of the agreement, we paid an up-front license fee of $15.0 million and are obligated to make total potential milestone payments of up to $90.0 million upon the achievement of certain clinical, regulatory and commercial objectives.ƒ ~~Additionally, we are obligated to make additional cash payments upon the achievement of certain milestones.~~ Additionally, we are obligated to pay royalties based on any net sales in the territories where we market the product. Through December 31, 2007, we have made total milestone payments of $5.0 million. The agreement and our obligation to pay royalties to Japan Tobacco will terminate on a country-by-country basis as patents providing exclusivity for the product in such countries expire or, if later, on the expiration of a certain commercialization period. ƒ Gilead may terminate the agreement for any reason in which case the license granted by Japan Tobacco to Gilead would terminate. Either party may terminate in response to a material breach by the other party.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 650-522-5756 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Milligan
John F. Milligan
Chief Operating Officer and Chief Financial Officer

ƒ	Note: The specific facts of matters addressed in this sentence have been granted confidential treatment by the Commission.